SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 4)*

Eleven Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

286221 10 6

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

55 Cambridge Parkway, 8th Floor

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund 2007, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,090,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,090,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures 2007 General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,090,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,090,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,507
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,507
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,507
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 310,057
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 310,057
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,057
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,944
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,944
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Edwin M. Kania, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,944
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,944
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) IN

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,238,369 outstanding shares of Common Stock on October 31, 2016, as reported in the Issuer’s Form 10-Q filed on November 14, 2016.

Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund directly hold 1,090,887 shares, 247,550 shares and 62,507 shares of Common Stock, respectively. Flagship 2007 GP, as the general partner of Flagship 2007 Fund, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund. Flagship IV GP, as the general partner of Flagship IV Fund and Flagship IV-Rx Fund, may be deemed to beneficially own the shares directly held by Flagship IV Fund and Flagship IV-Rx Fund. Dr. Afeyan and Mr. Kania, as the managers of Flagship 2007 GP and Flagship IV GP, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund.

(c) Schedule A sets forth all transactions with respect to the Common Stock that were effected since the filing of Amendment No. 3 to this Schedule 13D by the Reporting Persons.

Schedule A

Except as otherwise noted below, all transactions were sales of Common Stock effected in the open market.

Reporting Person	Date of Transaction	Amount of Shares	Price per Share
Flagship 2007 Fund	November 17, 2016	26,733	$2.51(1)
Flagship IV Fund	November 17, 2016	6,074	$2.51(1)
Flagship IV-Rx Fund	November 17, 2016	1,520	$2.51(1)
Flagship 2007 Fund	November 18, 2016	84,462	$2.52(2)
Flagship IV Fund	November 18, 2016	19,191	$2.52(2)
Flagship IV-Rx Fund	November 18, 2016	4,800	$2.52(2)
Flagship 2007 Fund	November 18, 2016	15,575	$2.62(3)
Flagship IV Fund	November 18, 2016	3,539	$2.62(3)
Flagship IV-Rx Fund	November 18, 2016	886	$2.62(3)
Flagship 2007 Fund	November 21, 2016	11,103	$2.50
Flagship IV Fund	November 21, 2016	2,562	$2.50
Flagship IV-Rx Fund	November 21, 2016	569	$2.50
Flagship 2007 Fund	November 28, 2016	74,562	$2.51(4)
Flagship IV Fund	November 28, 2016	17,207	$2.51(4)
Flagship IV-Rx Fund	November 28, 2016	3,825	$2.51(4)
Flagship 2007 Fund	November 28, 2016	4,256	$2.60(5)
Flagship IV Fund	November 28, 2016	982	$2.60(5)
Flagship IV-Rx Fund	November 28, 2016	217	$2.60(5)

(1)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.50 to $2.53. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.
(2)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.50 to $2.595. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.
(3)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.60 to $2.63. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.
(4)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.50 to $2.55. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.
(5)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.60 to $2.61. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016

FLAGSHIP VENTURES FUND 2007, L.P.

By: Flagship Ventures 2007 General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

/s/ Edwin M. Kania, Jr.
EDWIN M. KANIA, JR.